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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Schedule TO
                             TENDER OFFER STATEMENT
    under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                         Barrett Resources Corporation
                       (Name of Subject Company (issuer))

                             SRM Acquisition Company
                     an Indirect Wholly Owned Subsidiary of
                                Shell Oil Company
                      (Names of Filing Persons) (offerors))

                     Common Stock, Par Value $.01 Per Share
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                    068480201
                                 (CUSIP Number)

                                Lori M. Muratta
                           Senior Counsel, Corporate
                                Shell Oil Company
                                 One Shell Plaza
                                  910 Louisiana
                              Houston, Texas 77002
                                 (713) 241-6161
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:
                              Joseph A. Cialone, II
                               Baker Botts L.L.P.
                                 One Shell Plaza
                                  910 Louisiana
                            Houston, Texas 77002-4995
                                 (713) 229-1234

                            CALCULATION OF FILING FEE
Transaction Valuation                                       Amount of Filing Fee
    Not Applicable                                             Not Applicable

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:             Filing Party:
          Form or Registration No.:           Date Filed:

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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March 7, 2001

Mr. Peter A. Dea
Chairman and Chief Executive Officer
Board of Directors
Barrett Resources Corporation
1515 Arapahoe Street
Tower 3, Suite 1000
Denver, CO 80202

Dear Peter:

           I wanted you to know that this morning we are issuing a press release announcing Shell's proposal to acquire Barrett Resources under the terms we discussed. While we are gratified that your board will give careful consideration to our proposal today, to the extent you may also be considering other alternative transactions, we felt the market and your shareholders should be aware of our commitment to making this acquisition. Nonetheless, I am anxiously awaiting the board's response to our proposal, and I want you to know that my advisors and I can meet with you and your advisors on very short notice any time during the next two or three days.

           In connection with your board meeting, I urge your board to take action to remove the impediments to our acquisition proposal that are presently contained in Barrett's poison pill rights plan and in Barrett's bylaws. This action would insure that Barrett's stockholders would be able to consider and respond to our offer themselves.

           I also wanted to inform you that, as a Barrett shareholder, Shell Oil Company will today commence a declaratory judgment action in Delaware Chancery Court seeking invalidation of certain provisions of Barrett's bylaws which could be used as impediments to our proposal. While we hope that the Barrett board will act to remove the invalid bylaw provisions that purport to limit shareholder rights, out of an abundance of caution, we have proceeded with the suit.

           As I have said before, we prefer to proceed on a negotiated basis, but if your board chooses a different course, we intend to take our proposal directly to the Barrett stockholders.

           I look forward to talking with you promptly after your board meeting.

                                  Very truly yours,



                                  /s/ Walter van de Vijver
                                  President and CEO
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                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

SHELL OIL COMPANY, a Delaware corporation,            )
                                                      )
                                Plaintiff,            )
                                                      )
                          v.                          )  Civil Action No.  18709
                                                      )
BARRETT RESOURCES CORPORATION,                        )
a Delaware corporation,                               )
                                                      )
                                Defendant.            )

                 COMPLAINT FOR DECLARATORY AND INJUNCTIVE RELIEF

         Plaintiff Shell Oil Company ("Shell"), for its complaint against defendant Barrett Resources Corporation ("Barrett" or the "Company"), alleges, upon knowledge as to itself and its own acts and upon information and belief as to all other matters, as follows:

                             SUMMARY OF THIS ACTION

         1. This action concerns invalid provisions in Barrett's by-laws which unlawfully restrict the statutory right of the Company's stockholders to act by written consent. In late February 2001, Shell commenced efforts to initiate discussions with Barrett concerning a possible business combination. After efforts to initiate negotiations failed, on March 1, 2001 Shell sent a letter to Barrett offering to purchase all of the outstanding shares of Barrett common stock not owned by Shell for $55.00 per share in cash. The letter emphasized Shell's commitment to proceed with a cash tender offer for all of Barrett's outstanding shares, but expressed Shell's preference to negotiate, and requested a response by the close of business on March 5, 2001. On March 5, 2001, Barrett sent a letter to Shell declining once more to engage in substantive negotiations, but asking for more time to respond to Shell.

         2. On March 7, 2001, Shell responded to Barrett, reiterating Shell's desire to meet with Barrett and to engage in substantive negotiations concerning Shell's acquisition proposal. Shell also notified Barrett of this lawsuit and requested that Barrett's Board of Directors immediately remove the invalid by-law provisions which could impede Shell's acquisition proposal. This action seeks declaratory and injunctive relief against certain invalid bylaws of Barrett (the "Barrett Bylaws").

                                  THE PARTIES

         3. Plaintiff Shell is a Delaware corporation with its principal executive offices located in Houston, Texas. Shell is engaged, principally in the United States, in the exploration for, and development, production, purchase, transportation and marketing of, crude oil and natural gas, and the purchase, manufacture, transportation and marketing of oil and chemical products. In addition, Shell is engaged in the exploration for, and production of, crude oil and natural gas outside the United States on a limited basis. Shell is the beneficial owner of over 100,000 shares of Barrett common stock.

         4. Defendant Barrett is a Delaware corporation with its principal executive offices located in Denver, Colorado. In its public filings, Barrett states that it is an independent natural gas and crude oil exploration company that is also involved in natural gas gathering, marketing, and trading activities, and that its properties are primarily focused in the Rocky Mountain region of Colorado, Wyoming and Utah, the Mid-Continent region of Kansas and Oklahoma, and the Gulf of Mexico region of offshore Texas and Louisiana.

                               FACTUAL BACKGROUND

         5. On February 23, 2001, at the request of Mr. Walter van de Vijver, the President and Chief Executive Officer of Shell Exploration & Production Company, an exploration and production subsidiary of Shell, representatives of Lehman Brothers Inc. ("Lehman Brothers"), the financial

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advisor to Shell, telephoned Mr. Peter A. Dea, the Chief Executive Officer of the Company. On February 26, 2001, Mr. Dea returned the telephone call and the representatives of Lehman Brothers expressed Shell's interest in pursuing a business combination with the Company and asked if Lehman Brothers could facilitate a meeting between Mr. van de Vijver and Mr. Dea. Mr. Dea responded that the Company was not for sale and that he was not interested in meeting with Mr. van de Vijver.

         6. On March 1, 2001, Mr. van de Vijver telephoned Mr. Dea to discuss a possible business combination with the Company, and Mr. Dea again responded that the Company was not for sale and that he was not interested in meeting with Mr. van de Vijver.

         7. Mr. van de Vijver then delivered a letter to Mr. Dea on March 1, 2001, in which Mr. van de Vijver proposed, among other things, a two-step transaction in which an indirect and wholly-owned subsidiary of Shell would make a tender offer for all of the outstanding shares of the Company for $55.00 per share in cash, followed by a second step merger at the same price. Mr. van de Vijver also informed Mr. Dea that if the Company was unwilling to engage in substantive negotiations, Shell intended to commence the cash tender offer previously described within the next several days. Mr. van de Vijver requested a response from Mr. Dea no later than the close of business on March 5, 2001.

         8. On March 5, 2001, Mr. van de Vijver tried to telephone Mr. Dea, but his calls initially went unanswered. Later that day, Mr. Dea sent Mr. van de Vijver a letter, declining once more to engage in substantive negotiations, but asking for more time to respond.

         9. On March 7, 2001, Shell responded to Barrett, reiterating Shell's desire to meet with Barrett and to engage in substantive negotiations concerning Shell's acquisition proposal. Shell also notified Barrett of this lawsuit and requested that Barrett's Board of Directors immediately remove

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the invalid by-law provisions which could pose impediments to Shell's acquisition proposal. This action seeks declaratory and injunctive relief against certain invalid provisions of the Barrett Bylaws.

                               THE BARRETT BYLAWS

         10. The Barrett Bylaws contain a number of invalid provisions designed specifically to thwart the exercise of the stockholders' statutory right to act by written consent.

         11. Section 3 of Article III of the Barrett Bylaws (the "Advance Notice Bylaw") provides in relevant part:

         Nominations by stockholders for directors to be elected by written consent of stockholders shall be made by notice in writing, delivered or mailed by first class United States mail, postage prepaid, to the secretary of the corporation not less than 60 days nor more than 90 days prior to the first solicitation of any written consents of stockholders for the election of those nominees. (emphasis supplied).

The Advance Notice Bylaw further provides that "[n]o person shall be eligible for election as a director of the Corporation unless nominated in accordance with procedure set forth in this Section."

         12. The Barrett Bylaws also further attempt to restrict the ability of the stockholders to act by written consent. Article IX, Section 4 of the Barrett Bylaws provides in part as follows:

         These bylaws may be altered, amended or repealed or new bylaws may be adopted by the board of directors or by the stockholders in the manner provided in this Article IX, Section 4 at any meeting, but not by written consent, of the stockholders. In order for the board of directors to effect an alteration, amendment or repeal of these bylaws or to adopt new bylaws, written notice containing the proposed alteration, amendment, repeal, or new bylaws must be provided to all the directors of the corporation not less than 30 days prior to the meeting of directors at which the proposal is to be considered unless the proposal is approved by at least 75 percent of all directors including 80 percent of Independent Directors (as defined in Article IV, Section 9 of these bylaws together with other capitalized terms used in Article IX of these bylaws). In order for the stockholders to effect an alteration, amendment, or repeal of these bylaws or to adopt new bylaws, written notice containing the proposed alteration, amendment, repeal, or new bylaws has been provided to the secretary and all the directors of the corporation not more than seven days after the corporation gives notice of the meeting of stockholders at which the proposal is to be considered. (emphasis supplied).

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         13. Thus, Barrett purports to limit the right of the stockholders to act by written consent through the Company's bylaws, not its certificate of incorporation. Such a restriction in the Barrett Bylaws is plainly in violation of Delaware law.

                                    COUNT I
           (DECLARATORY AND INJUNCTIVE RELIEF: ADVANCE NOTICE BYLAW)

         14. Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 13 as if fully set forth herein.

         15. Article III, Section 3 of the Barrett Bylaws purports to restrict the ability of the stockholders to act by written consent. Article III, Section 3 requires stockholders wishing to act by written consent to elect members of the Barrett Board of Directors first to nominate the proposed board member or members at least 60 days in advance of the first solicitation of written consents for the election of those designees.

         16. This purported limitation on the ability of the stockholders to act by written consent in the Barrett Bylaws violates 8 Del. C. Section 228.

         17. Plaintiff has no adequate remedy at law.

                                    COUNT II
(DECLARATORY AND INJUNCTIVE RELIEF: AMENDMENTS TO THE BYLAWS BY WRITTEN CONSENT)

         18. Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 17 as if fully set forth herein.

         19. Article IX, Section 4 of the Barrett Bylaws purports to deny the right of the stockholders of Barrett to act by written consent to amend the Barrett Bylaws.

         20. This purported limitation on the ability of stockholders to act by written consent in the Barrett Bylaws violates 8 Del. C. Section 228.

         21. Plaintiff has no adequate remedy at law.

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         WHEREFORE, plaintiff respectfully requests that this Court:

                  a. declare that the Advance Notice Bylaw is invalid as a violation of 8 Del. C. Section 228 and enjoin the Company or anyone acting on its behalf or in concert with it from enforcing the Advance Notice Bylaw;

                  b. declare that the purported prohibition on the ability of the stockholders to amend the Barrett Bylaws by written consent is invalid as a violation of 8 Del. C. Section 228 and enjoin the Company or anyone acting on its behalf or in concert with it from enforcing such provision;

                  c. award plaintiff its costs and disbursements in this action, including reasonable attorneys' and experts' fees; and

                  d. grant plaintiff such other and further relief as this Court may deem just and proper.

OF COUNSEL:

                                           /s/ Raymond J. DiCamillo
                                           --------------------------
James Edward Maloney                       Jesse A. Finkelstein
Paul R. Elliott                            Daniel A. Dreisbach
Baker Botts L.L.P.                         Raymond J. DiCamillo
One Shell Plaza                            Peter B. Ladig
910 Louisiana                              Thad J. Bracegirdle
Houston, Texas  77002                      Richards, Layton & Finger
(713) 229-1234                             One Rodney Square
                                           P.O. Box 551
                                           Wilmington, Delaware  19899
                                           (302) 658-6541
                                             Attorneys for Plaintiff


Dated:  March 7, 2001

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THIS DOCUMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO
SELL SECURITIES. ANY TENDER OFFER WILL BE MADE ONLY THROUGH AN OFFER TO
PURCHASE AND RELATED LETTER OF TRANSMITTAL. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT, IF AND WHEN SUCH DOCUMENT IS FILED AND BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

ANY SUCH TENDER OFFER STATEMENT WOULD BE FILED BY SHELL OIL COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT (IF AND WHEN FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC'S WEB SITE AT: WWW.SEC.GOV. ANY SUCH TENDER OFFER STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO SHELL OIL COMPANY AT (212) 218-3112.

IF SHELL OIL COMPANY COMMENCED A TENDER OFFER, SHELL OIL COMPANY WOULD FILE A PRELIMINARY CONSENT STATEMENT AND OTHER SOLICITATION MATERIALS WITH THE SEC RELATING TO SHELL'S SOLICITATION OF WRITTEN CONSENTS FROM THE STOCKHOLDERS OF BARRETT RESOURCES CORPORATION. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ ANY DEFINITIVE CONSENT STATEMENT, IF AND WHEN IT IS FILED AND BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE DEFINITIVE CONSENT STATEMENT WOULD BE FILED BY SHELL OIL COMPANY WITH THE SEC. INVESTORS AND SECURITY HOLDERS CAN OBTAIN A FREE COPY OF THE CONSENT STATEMENT (IF AND WHEN IT IS FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC'S WEB SITE AT: WWW.SEC.GOV. THE CONSENT STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO SHELL OIL COMPANY AT
(212) 218-3112.

IN ADDITION, THE IDENTITY OF PEOPLE WHO, UNDER SEC RULES, MAY BE CONSIDERED "PARTICIPANTS IN THE SOLICITATION" OF BARRETT STOCKHOLDERS AND THEIR HOLDINGS OF BARRETT COMMON STOCK WILL BE CONTAINED IN A FILING UNDER SCHEDULE 14A THAT WOULD BE MADE BY SHELL OIL COMPANY WITH THE SEC.

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS THAT ARE BASED ON SHELL OIL COMPANY'S CURRENT EXPECTATIONS, ESTIMATES AND PROJECTIONS. WORDS SUCH AS "EXPECTS," "ANTICIPATES," "FORECASTS," "INTENDS," "PLANS," "BELIEVES," "PROJECTS," AND "ESTIMATES," AND VARIATIONS OF SUCH WORDS AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES AND ARE BASED ON A NUMBER OF ASSUMPTIONS THAT COULD ULTIMATELY PROVE INACCURATE AND, THEREFORE, THERE CAN BE NO ASSURANCE THAT THEY WILL PROVE TO BE ACCURATE. ACTUAL RESULTS AND OUTCOMES MAY VARY MATERIALLY FROM WHAT IS EXPRESSED OR FORECAST IN SUCH STATEMENTS. AMONG THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY ARE CHANGES IN NATURAL GAS PRICES, CHANGES IN COMPETITIVE OR ECONOMIC CONDITIONS AFFECTING SUPPLY AND DEMAND FOR GAS, PENDING OR FUTURE LITIGATION, CHANGES IN CURRENT LAWS AND REGULATIONS, AND GENERAL DOMESTIC AND INTERNATIONAL ECONOMIC AND POLITICAL CONDITIONS. SHELL OIL COMPANY UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

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